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October 10, 2017 VIA EDGAR Larry Spirgel Assistant Director AD Office 11 – Telecommunications United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Dubai	Rome
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Re:	Entercom Communications Corp., Amendment No. 3 to Registration Statement on Form S-4, Filed August 24, 2017, Response Dated September 29, 2017 (File No. 333- 217273)

Dear Mr. Spirgel:

On behalf of Entercom Communications Corp. (“Entercom”), we submit this letter in response to the comment and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Office of Telecommunications (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 5, 2017. The Comment Letter relates to Entercom’s Amendment No. 3 to the Registration Statement on Form S-4 filed August 24, 2017 (the “Registration Statement”) and the Response dated September 29, 2017.

For your convenience, we have repeated the comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below the comment. Unless the context otherwise requires, all references to page numbers in the response to the Staff’s comment correspond to the pages in the Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Registration Statement.

Staff Comments

Impairment of Goodwill and FCC Licenses, page 140

1.	We note you disclose that the perpetual nominal growth rate used to calculate the residual value of CBS Radio’s FCC licenses was 1% which was the projected long-range inflation rate in the United States. In this regard, please disclose why it was appropriate to use such growth rate (or at all) and your underlying assumptions, despite CBS Radio’s negative growth in its existing markets. Include in your disclosure how the values of the FCC licenses would be impacted if you assumed zero growth..

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on page 140 of Amendment No. 4 to clarify that the perpetual nominal growth rate of 1% used to calculate the residual value of CBS Radio’s FCC licenses was based on third-party, long-term projections for the radio industry. This projected growth rate is lower than the projected long-range inflation rate in the United States of approximately 2%. In response to the Staff’s comment, the disclosure was also revised to include the impact on the carrying value of FCC licenses of a 100 basis point decrease to the perpetual nominal growth rate to zero.

October 10, 2017

*    *    *    *

Once you have had time to review these responses to the Staff’s comment, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (312) 876-6516.

Sincerely,

/s/ Roderick O. Branch
Roderick O. Branch of Latham & Watkins LLP

cc:	Andrew P. Sutor, IV